SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 February 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

25 February 2016

LLOYDS BANKING GROUP - SUMMARY REMUNERATION ANNOUNCEMENT

The purpose of this announcement is to provide transparency in a single remuneration disclosure. It contains details of upcoming remuneration disclosures for the Group, including salary, bonus, Long-Term Incentive Plan (LTIP) awards and Fixed Share Awards for Persons Discharging Managerial Responsibility (PDMRs).

SUMMARY - 2015 GROUP BONUS OUTCOME
• Despite better underlying financial results in 2015, the Group's total bonus outcome has reduced year-on-year to £353.7 million (from £369.5 million in 2014).

•     This includes a 26 per cent collective performance adjustment applied to the Group's total bonus outcome, reflecting additional conduct-related provisions relevant to the year which impacted negatively on profitability and shareholder returns.  As previously announced, £30 million was deducted to recognise the impact of failing to deliver the highest levels of customer service in PPI complaint handling.

• As a percentage of pre-bonus underlying profit, the total bonus outcome has decreased to 4.2 per cent (from 4.5 per cent in 2014).
• Cash bonuses remain capped at £2,000 with additional amounts paid in shares and subject to deferral and performance adjustment. Average bonus awards across all colleagues are approximately £4,600.

Lord Blackwell, the Group's Chairman said:
"Our approach to reward is intended to provide a clear link between remuneration and delivery of the Group's key strategic objectives, supporting the aim of becoming the best bank for customers, and through that, for shareholders.  We believe in offering fair reward.  We are embedding a performance-driven and meritocratic culture where colleagues are rewarded for behaviours aligned to the long term sustainable success of the business, our commitment to rebuilding trust and changing the culture of the Group.

We want to ensure colleagues are empowered, inspired and incentivised to do the right thing for customers.  Colleagues are rewarded in a way that recognises the very highest of expectations in respect of conduct and customer treatment, and when behaviour falls below acceptable standards, it is important that accountability is taken collectively as well as individually.  This is particularly the case when dealing with, and learning from, mistakes of the past."

2015 LLOYDS BANKING GROUP PERFORMANCE
The Group has had a successful 2015 with a number of strategic milestones achieved, notably improved dividend returns, increase in underlying profit and completion of the sale of TSB at a premium to market value. In addition, the Group has made significant steps in de-risking the business through the continued disposals of run-off portfolios.

In summary, the Group achieved a number of key objectives during 2015:
• Underlying profit increased by 5 per cent to £8,112 million, or 10 per cent excluding TSB.
• On a statutory basis, the Group reported a profit before tax of £1,644 million.
• Continuing to strengthen the balance sheet: increased pro forma CET1 ratio to 13.0 per cent after dividends and the lowest Credit Default Swap (CDS) spreads amongst UK peers at 2015 year-end.

•     The growth and support provided to the UK economy under the 'helping Britain prosper' plan continued, as the Group grew lending to its key customer segments - including a 5 per cent increase in net lending to SMEs for 2015.

•     Substantial progress in returning the Group to full private ownership: the UKFI shareholding is now around 9 per cent compared to around 25 per cent before trading plan commencement in December 2014, returning approximately £16 billion to the UK taxpayer above their 'in price', on top of the dividends paid in 2015.

•     Dividend payments: in line with our progressive and sustainable ordinary dividend policy, the Board has recommended a final ordinary dividend of 1.5 pence, taking the total ordinary dividend declared for the year to 2.25 pence per ordinary share. In addition, the Board has recommended a special dividend of 0.5 pence per share.

The remuneration outcomes set out below reflect the Group's preference for a high proportion of awards to be delivered in shares, deferred where appropriate and with the potential for performance adjustment, and where applicable clawback, to be applied, aligning the interests of senior executives with those of shareholders and customers.

This announcement should be read in conjunction with the disclosures in the 2015 Annual Report and Accounts scheduled for publication in March 2016.

2015 GROUP ANNUAL BONUS
The Group's total bonus outcome has been determined by reference to risk-adjusted performance and the views of key stakeholders. The total bonus outcome for the 2015 performance period is £353.7 million.

Annual bonus awards are deferred into ordinary shares of the Group ('Shares') under the Lloyds Banking Group Deferred Bonus Plan ('Deferred Bonus Award') and are subject to performance adjustment throughout the deferral period and, where applicable, clawback.

For Executive Directors, awards are determined in the same way as employees across the Group by reference to Group, business area and individual performance. Information regarding the performance of the Executive Directors in 2015 can be found in the Annual Report and Accounts.  Deferred Bonus Awards made to Executive Directors and members of the Group Executive Committee are subject to clawback for at least seven years from the date of grant.

Where awards have not yet been made, estimates have been provided.  A statement will be provided to the market following the actual awards in the normal way.

Group Chief Executive
The Group Chief Executive, António Horta-Osório, is expected to be granted a Deferred Bonus Award in the amount of 723,977 Shares(1).  The price of the Shares will be determined by the average of the closing share price of the five trading days prior to the date of the award.

The release of the Shares is subject to additional conditions that either the share price must remain above 75.5 pence on average for any 126 consecutive trading days during the five years following grant or the UK government sells 100 per cent of its shareholding during the three years following grant.  Subject to either of the conditions being met, vesting may commence no sooner than two years following grant. If neither of the conditions has been met by the fifth anniversary of the award, the award will lapse entirely.

(1)     Based on an assumed share price of 62.20 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of   award. The number of shares shown is the net amount, after deductions for income tax and NIC.

Executive Directors
The Executive Directors, George Culmer and Juan Colombás are each expected to be granted a Deferred Bonus Award. The Deferred Bonus Awards are subject to deferral until at least March 2018.

Name	Number of Shares Awarded(1)(2)
Juan Colombás	388,068
George Culmer	393,534

(1)  Based on an assumed share price of 62.20 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
(2)  The number of shares shown is the net amount, after deductions for income tax and NIC.

Other Members of the Group Executive Committee
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to other members of the Group Executive Committee can be paid in 2016. The remaining 60 per cent must be deferred.

For the 2015 Annual Bonus, £2,000 is paid in March 2016, with the balance of the upfront 40 per cent delivered in Shares in June and September 2016.  The remaining 60 per cent is deferred into Shares until at least March 2017.

Name	Number of Shares Awarded(1)(2)
Andrew Bester	294,590
Karin Cook	207,462
António Lorenzo	510,097
Vim Maru	309,093
David Oldfield	269,556
Miguel-Ángel Rodríguez-Sola	289,902
Matt Young	380,170

(1)     Based on an assumed share price of 62.20 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
(2)     The number of shares shown is the net amount, after deductions for income tax and NIC.

Deferred Bonus Awards for 2012, 2013 and 2014 Performance
Deferred Bonus Awards are due to be released in 2016 which relate to performance in 2012, 2013 and 2014. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

In June 2015, the Group reached a settlement with the FCA with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Remuneration Committee decided to make adjustments to bonuses awarded in respect of performance in 2012 and 2013 to the members of the Group Executive Committee and some other senior executives, in recognition of their ultimate oversight of the PPI complaint handling operations. Details of the adjustments applied to the deferred bonuses awarded to the Executive Directors are disclosed later in this announcement.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in 2016 the number of Shares (for no payment) as set out by their name, split between releases in March and September.

Name	2012	2013	2014
Juan Colombás	88,710	555,963	-
George Culmer	-	591,068	-
Andrew Bester	135,483	106,611	66,307
Karin Cook	48,387	34,715	29,837
António Lorenzo	75,269	94,069	57,329
Vim Maru	-	47,855	57,024
David Oldfield	43,374	39,709	36,727
Miguel-Ángel Rodríguez-Sola	61,112	72,343	55,976
Matt Young	94,982	86,940	47,843

2016 Executive Director Base Salaries
The Group has applied a 2 per cent overall salary budget increase for the general population differentiated by performance and market position (with increases of around 5 per cent for strongly performing colleagues). Salary increases of 2 per cent are proposed for the Chief Financial Officer and the Chief Risk Officer.

When the Group Chief Executive Officer, António Horta-Osório, was appointed to the Board at the start of 2011 it was agreed that, reflecting the weak financial position of the Group at that time, his salary would initially be held at £1,061,000, a level below the prevailing market rate.  To recognise this fact, the agreement with the Group Chief Executive also contained a market related 'Reference Salary' of £1.22 million, to be used in setting long-term remuneration such as pension and LTIP.

Since 2011, the Group has achieved a successful transformation of its financial strength under his leadership and the government has reduced its shareholding from over 40 per cent to around 9 per cent. Until now, however, the Group Chief Executive has received no increase in his base salary since joining the Board in January 2011, despite overall pay settlements in the Group, including the proposed 2 per cent for 2016, amounting to 13.8 per cent since 2011.

For the first time since 2011, a base salary increase is also proposed for the Group Chief Executive. The Group Chief Executive was hired on the basis that upon the Government shareholding falling in the range of 15-20 per cent or less, the Remuneration Committee would consider his remuneration being increased in line with market conditions. With the Government's shareholding now being around 9 per cent and given the recovery of the Group's financial strength, the Committee has decided it should now begin to adjust the Group Chief Executive's salary towards the Reference Salary. After discussion with shareholders, the Committee has decided to stage this adjustment over two years.  For 2016, this will consist of an increase in base salary of 2 per cent, in line with the other Executive Directors, and an additional increase of 4 per cent to reflect the arrangements above, taking his total salary to £1,125,000. The Group Chief Executive has suggested, and the Board has approved, that for 2016 the 4 per cent increase be delivered in shares and only released when the Government has sold its shareholding in the Group. After this increase, the Group Chief Executive's salary remains conservative compared to peers.

Salaries will therefore be as follows, with the effective dates shown below:

António Horta-Osório	£1,125,000	(1 January 2016)
Juan Colombás	£738,684	(1 January 2016)
George Culmer	£749,088	(1 April 2016)

Fixed Share Awards in 2016
After the settlement of income tax liabilities and national insurance contributions, Shares are due to be acquired on behalf of the PDMRs as listed in the table below in respect of each quarter.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Group Chief Executive and Executive Directors

Name	Quarterly Share Awarded
António Horta-Osório	191,720
Juan Colombás	105,872
George Culmer	107,363

Other Members of the Group Executive Committee

Name	Quarterly Share Awarded(1)
Andrew Bester	104,381
Karin Cook	86,487
Simon Davies	104,381
António Lorenzo	106,468
Vim Maru	86,487
David Oldfield	96,925
Miguel-Ángel Rodríguez-Sola	87,232
Matt Young	74,557

(1)  Based on a share price of 62.20 pence. The actual number of shares awarded will be determined by the   share price on the date of award.

Release of Long-Term Incentive Awards made in March 2013
The Group has performed strongly over the performance period of the 2013 Long-Term Incentive Plan (LTIP) awards, continuing to transform the business for the benefit of our shareholders. During the performance period of the plan (from 1 January 2013 to 31 December 2015), the Group's share price increased by 47 per cent from 49.69 pence to 73.07 pence.

The scale of the challenge was set out in stretching targets of the 2013 LTIP as approved by the Remuneration Committee and our shareholders.  The value of these awards vesting reflects not only the achievement of targets, but also the increase in share price over the performance period, currently around 25 per cent higher than at the time of award and in line with the increase realised by shareholders.

At the end of the performance period, it has been assessed that these awards will vest at 94.18 per cent of maximum, as detailed in the table below:

	Threshold	Maximum	Actual Performance	Weighted Payout
Economic profit (35% of award)	£1,254m	£1,881m	£2,233m	35%
Absolute total shareholder return (30% of award)	8% per annum	16% per annum	16.6%	30%
Customer satisfaction (FCA reportable complaints per 1,000 accounts over 3 years)(1) (10% of award)	1.05	0.95	1.02	4.18%
Total costs (10% of award)	<=£9,323m	<=£8,973m	£8,691m	10%
Non-core assets at end of 2015 (excluding UK Retail) (10% of award)	£37.2bn	£28.4bn	£10.3bn	10%
SME lending (5% of award)	at market	4%	8.1%	5%

(1)  Excluding Claims Management Company led complaints and PPI complaints.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in March the number of Shares (including dividend equivalents) as set out by their name, following the partial vesting of long-term awards made in March 2013.

Name	Shares
António Horta-Osório	3,775,414
Juan Colombás	1,818,462
George Culmer	2,042,437
Andrew Bester	1,985,702
Karin Cook	232,110
António Lorenzo	1,860,886
Vim Maru	515,801
David Oldfield	483,564
Miguel-Ángel Rodríguez-Sola	683,390
Matt Young	1,418,358

Long-Term Incentive Plan - 2016 grants
Awards are expected to be made in March under the Group's LTIP. The LTIP awards will vest in 2019 subject to the satisfaction of stretching performance targets.  Executive Directors and members of the Group Executive Committee are required to hold the Shares which vest for a further two years.

Name	Maximum Number of Shares Awarded(1)(2)		Expected Value(4)
António Horta-Osório	5,884,244	(3)	£1,830,000
Juan Colombás	3,201,848		£995,775
George Culmer	3,246,945		£1,009,800
Andrew Bester	3,156,752		£981,750
Karin Cook	2,312,540		£719,200
Simon Davies	3,094,855		£962,500
António Lorenzo	3,156,752		£981,750
Vim Maru	2,564,308		£797,500
David Oldfield	2,873,794		£893,750
Miguel-Ángel Rodríguez-Sola	2,586,414		£804,375
Matt Young	2,254,823		£701,250

(1)  Based on a share price of 62.20 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
(2)  Vesting in 2019 subject to the satisfaction of stretching performance targets.
(3)  Based on Mr Horta-Osório's 'Reference Salary' of £1,220,000.
(4)  The values for the LTIP awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

Shareholding Requirement
Members of the Executive Committee were required to build up a holding in Lloyds Banking Group plc shares of value equal to 100 per cent of base salary (200 per cent for the Group Chief Executive, 150 per cent for the other Executive Directors) within three years from the later of 1 January 2012 or their date of appointment to the Group Executive Committee/joining the Board. With the introduction of the Fixed Share Award in 2014, the gross annual value of these awards was added to salary to determine the personal shareholding requirement. For the purposes of assessing this additional shareholding requirement, Executive Directors and members of the Executive Committee have up to three years from 1 January 2014 to build up the additional shareholding created by the addition of the Fixed Share Award.

The following table sets out the shareholding as at 31 December 2015 in absolute terms.

Name	Shareholding at 31 December 2015(1)	Indicative Shareholding at 31 March 2016(2)
António Horta-Osório	11,759,547	15,726,681
Juan Colombás	3,428,561	5,675,231
George Culmer	7,088,568	9,533,902
Andrew Bester	1,767,334	4,011,618
Karin Cook	625,484	1,024,745
António Lorenzo	4,421,368	6,502,056
Vim Maru	2,031,154	2,685,882
David Oldfield	1,216,917	1,857,308
Miguel-Ángel Rodríguez-Sola	3,634,060	4,499,398
Matt Young	1,507,551	3,115,349

(1)  Includes shares owned outright reduced by forfeitable Matching Shares under the Share Incentive Plan,   plus the estimated net number of vested unexercised options.
(2)  Includes vested 2013 LTIP, Deferred Bonus releases and Fixed Share Awards.

Shown below are the disclosures of the eight highest paid senior executives, Pillar 3 and Executive Director total remuneration. These are prepared on different bases as required by relevant regulations or to provide consistency with prior disclosures. Further information is shown in the footnotes to each disclosure.

Emoluments of the eight highest paid Senior Executives(1)
The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2015 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	585	406	330	420	580	508	711	682
Share based	410	280	740	650	406	350	490	467
Total fixed	995	686	1,070	1,070	986	858	1,201	1,149
Variable(2)
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	135	67	298	238	90	177	137	238
Deferred shares	205	46	450	360	61	269	209	360
Long term incentive plan	951	1,578	861	1,076	2,071	1,973	2,763	2,588
Total variable pay	1,293	1,693	1,611	1,676	2,224	2,421	3,111	3,188
Pension cost	146	101	66	84	145	127	178	169
Total remuneration	2,434	2,480	2,747	2,830	3,355	3,406	4,490	4,506

(1)  Includes members of the Group Executive Committee and Senior Executive level colleagues.
(2)  Variable remuneration in respect of performance year 2015. LTIP values shown reflect awards for which    the performance period ended on 31 December 2015 and include dividend equivalents paid in shares.            Pension costs based on a percentage of salary according to level.

Analysis of High Earners by Band
The following table sets out the numbers of 2015 Material Risk Takers (MRTs) in each remuneration bracket, as required by Pillar 3 disclosures:

Number of MRTs paid €1 million(1)(2) or more for 2015	December 2015 MRTs(3)
€1m - €1.5m	38
€1.5m - €2m	10
€2m - €2.5m	4
€2.5m - €3m	4
€3m - €3.5m	5
€3.5m - €4m	1
€4m - €4.5m	3
€4.5m - €5m	-
€5m - €5.5m	-
€5.5m - €6m	-
€6m - €6.5m	-
€6.5m - €7m	-
€7m - €7.5m	1
Total	66

(1)  Converted to Euros using the exchange rate €1 = £0.7029.
(2)  Values for LTIP awards based on an expected value of 50 per cent of maximum value.
(3)  Total number of Material Risk Takers earning more than €1m has increased from 49 in 2014 to 66. This is            principally due to the strengthening of Sterling against the Euro, with a like-for-like comparison being 65           individuals if 2014 remuneration is converted using the 2015 exchange rate.

2015 Executive Director Remuneration Outcome Table
The following table summarises the total remuneration delivered during 2015 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás(6)		Totals
£000	2015	2014	2015	2014	2015	2014	2015	2014
Base salary	1,061	1,061	731	720	724	710	2,516	2,491
Fixed Share Award	900	900	504	504	497	497	1,901	1,901
Benefits	140	119	41	40	73	60	254	219
Pension allowance(1)	568	568	182	180	181	173	931	921
Other remuneration(2)	2	1	2	301	2	-	6	302
Annual bonus(3)	850	800	462	496	455	468	1,767	1,764
Long-term incentive(4)	5,252	7,379	2,841	3,563	2,529	3,172	10,622	14,114
Conditional pension buy-out(5)	-	712	-	-	-	-	-	712
Total remuneration	8,773	11,540	4,763	5,804	4,461	5,080	17,997	22,424
Less: Buy-out amounts	-	(712)	-	(300)	-	-	-	(1,012)
Less: performance adjustment(7)	(234)	-	(65)	-	(3)	-	(302)	-
Total remuneration less buy-outs and performance adjustment	8,539	10,828	4,698	5,504	4,458	5,080	17,695	21,412

As disclosed last year, the 2014 annual bonus awarded to the Group Chief Executive was subject to a discretionary adjustment to reflect the external environment.  The 2014 mechanical bonus outcome, before any discretionary adjustment, would have been £978,882, but was reduced by approximately 18 per cent to £800,000.  This year the mechanical bonus outcome is £849,649.

In June 2015, the Group reached a settlement with the Financial Conduct Authority (FCA) with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Committee decided to make performance adjustments in respect of bonuses awarded in 2012 and 2013 to the Group Executive Committee and some other senior executives given their ultimate oversight of the PPI operations. The number of shares adjusted was 409,039 for the Group Chief Executive, 109,464 for the Chief Financial Officer and 376,055 for the Chief Risk Officer (pro-rated in the above table to reflect his appointment to Executive Director).

(1)  Following changes to the amount of tax relief available on pension contributions in each year, Executive   Directors may elect to receive some or all of their allowances as cash.
(2)     Other remuneration payments comprise contractual cash payments to George Culmer as part of the buyout of benefits from his previous employer and income from all employee share plans, which arises through employer matching or discounting of employee purchases.
(3)  In addition to deferral and performance adjustment, the Group Chief Executive's bonus will only vest if the Group's share price remains above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding in the Group at any time during the three years following grant.  50 per cent of the award will vest and be released, at the earliest, on the second anniversary of the award if either of the conditions has been met by that date, with the remaining 50 per cent vesting no less than six months later. If neither of the conditions has been met by the fifth anniversary of the award, the award will lapse entirely.
(4)     The LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 16 February 2016. The average share price between 1 October 2015 and 31 December 2015 (73.72 pence) has been used to indicate the value. The shares were awarded in 2013 based on a share price of 49.29 pence. LTIP figures for 2014 have been adjusted for the share price on     the date of vesting (79.2 pence).
(5)     The Group Chief Executive has a conditional unfunded pension commitment, subject to share price         performance. This was a partial buyout of a pension forfeited on joining from Santander Group. It is an Employer-Financed Retirement Benefits Scheme (EFRBS). The EFRBS provides benefits on a defined benefit basis at a normal retirement age of 65. The EFRBS applies for a maximum of six years following the commencement of employment and the maximum allowance over that period is 26.5 per cent of the higher of the Group Chief Executive's base salary and reference salary in the 12 months before   retirement or leaving, subject to performance conditions. The rate of pension accrual in each year depends on share price conditions being met. No new pension entitlement was accrued in 2015.
(6)  Under terms  agreed when joining the Group, the Chief Risk Officer is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age unless the Chief Risk Officer voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long term sickness or death.
(7)  The share price used for the valuation was the market price for a share in the Group at the award dates,   49.29 pence and 78.878 pence, respectively. For the Chief Risk Officer, the number of shares has been pro-rated to reflect his appointment to Executive Director on 29 November 2013.

2016 Chairman and Non-Executive Director Fees
The annual fee for the Chairman was increased by 2 per cent to £714,000, in line with the overall salary budget for the general colleague population. The annual Non-Executive Director fees were reviewed in November 2015. As a result of this review, for the first time since 2008, the fees were increased to reflect market practice in financial services groups of a similar size.  These changes shown below took effect from 1 January 2016.

	2016	2015
Basic fee	£75,000	£65,000
Deputy Chairman	£100,000	£100,000
Senior Independent Director	£60,000	£60,000
Audit Committee Chairmanship	£60,000	£50,000
Remuneration Committee Chairmanship	£60,000	£50,000
Board Risk Committee Chairmanship	£60,000	£50,000
Responsible Business Committee Chairmanship	£30,000	£30,000
Audit Committee membership	£30,000	£20,000
Remuneration Committee membership	£30,000	£20,000
Board Risk Committee membership	£30,000	£20,000
Responsible Business Committee Members	£10,000	-
Nomination & Governance Committee membership	£5,000	£5,000

External Appointments held by the Executive Directors
António Horta-Osório - During the year ended 31 December 2015, the Group Chief Executive served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR and Sociedade Francisco Manuel dos Santos, for which he received fees of £216,054 in total.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                             +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                                   +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 25 February 2016